TELEPHONE: 852 2826 8688 FACSIMILE: 852 2522 2280 WWW.SULLCROM.COM

28th Floor

Nine Queen’s Road Central

Hong Kong

WITH AFFILIATED OFFICES IN

BEIJING • MELBOURNE • SYDNEY • TOKYO

BRUSSELS • FRANKFURT • LONDON • PARIS

LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C.

PARTNERS

MICHAEL G. DESOMBRE, CHING-YANG LIN, JAMIESON J. LOGIE, KAY IAN NG

CHUN WEI, GWEN WONG

REGISTERED FOREIGN LAWYER

GARTH W. BRAY (NEW YORK)

June 28, 2019

Division of Corporation Finance,

U.S. Securities and Exchange Commission,

100 F Street, N.E. ,

Washington, D.C. 20549.

Ladies and Gentlemen:

On behalf of ECMOHO Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), we hereby confidentially submit via EDGAR a draft Registration Statement on Form F-1 (the “Registration Statement”) of the Company pursuant to the Jumpstart Our Business Startups Act (the “JOBS” Act) and Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”) for non-public review by the Staff of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement.

The draft Registration Statement is being submitted pursuant to the Securities Act to register the issuance of American Depositary Shares (“ADSs”) representing the Company’s Class A ordinary shares in anticipation of the Company’s proposed initial public offering (the “Offering”).

Pursuant to the definition contained in Section 101(a) of the JOBS Act and Section 2(a)(19) of the Securities Act, the Company is an “emerging growth company” that had total annual gross revenues of less than $1,070,000,000 during its most recently completed fiscal year ended December 31, 2018. Therefore, the Company is permitted to make this confidential submission of the draft Registration Statement for review by the Staff, provided that the draft Registration Statement and all amendments thereto must be publicly filed with the Commission at least 15 days prior to the date on which the Company conducts a road show, as such term is defined in Rule 433(h)(4) under the Securities Act.

Sullivan & Cromwell (Hong Kong) LLP is affiliated with Sullivan & Cromwell LLP, a limited liability partnership established under the laws of the State of New York.

Division of Corporation Finance	-2-

The Company respectfully notes that it will rely on the exemptions under Section 102(b) of the JOBS Act that allow for the reduced reporting of its financial information, whereby the Company is permitted to provide only two years of selected financial data (rather than five years) and only two years of audited financial statements (rather than three years). The Company’s fiscal year ends on December 31, therefore has included in this submission its audited consolidated financial statements as of December 31, 2017 and 2018 and for each of the two years ended December 31, 2017 and 2018.

Please direct all notices and communications with respect to the confidential submission to:

Richard Wei, Chief Financial Officer

ECMOHO Limited

3F, 1000 Tianyaoqiao Road

Xuhui District

Shanghai, 200030

The People’s Republic of China

Telephone: +86 21 6113 1703

Email: richard@ecmoho.com

with a copy to:

Ching-Yang Lin, Esq.

Sullivan & Cromwell (Hong Kong) LLP

28th Floor

Nine Queen’s Road Central

Hong Kong

Telephone: +852 2826 8688

Email: linc@sullcrom.com

Very truly yours,

/s/ Ching-Yang Lin

Name:  Ching-Yang Lin

Title:  Partner

(Enclosures)

cc:	ECMOHO Limited

Zoe Wang, Founder, Chairman & Chief Executive Officer

Leo Zeng, Co-Founder and Chief Operating Officer

Richard Wei, Chief Financial Officer

Davis Polk & Wardwell

James C. Lin, Partner

Li He, Partner

PricewaterhouseCoopers Zhong Tian LLP

Sean Fu, Partner

Jessy Wang, Partner